December 1, 2023

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 8-K filed January 25, 2023
Response dated August 4, 2023
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated November 16, 2023 (the “Comment Letter”) relating to the above referenced SEC filing and SEC comment letter response.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Form 8-K filed January 25, 2023
Exhibit 99.1
Non-GAAP measures, page 6

1.	We note your response to comment 1. We continue to believe your adjustments for hold-normalized casino revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net income (loss) from continuing operations attributable to LVS are inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise to remove the non-GAAP measures that include adjustments for hold-normalized casino revenue and expense.
Response: In recognition of the Staff's comment, the Company will remove the presentation of consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized net income (loss) from continuing operations attributable to LVS from future filings.

Corporate Headquarters: 5420 S. Durango Dr. Las Vegas, NV 89113

Securities and Exchange Commission
December 1, 2023

*	*	*

The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 923-9238.

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Corporate Headquarters: 5420 S. Durango Dr. Las Vegas, NV 89113